Press Release

CAE

CAE announces the final 2026 Meeting Board of Directors election results and welcomes Bruce Ross to its Board of Directors

Montreal, Canada, August 13, 2026 – (NASDAQ: CAE; TSX: CAE) CAE announces the final director election results from its 2026 Annual Meeting of Shareholders. The following 13 nominees were elected as Directors of CAE:

Nominee	Votes for	For (%)	Votes against	Against (%)
Sophie Brochu	197,552,431	77.47%	57,454,470	22.53%
Matthew Bromberg	253,533,889	99.42%	1,472,809	0.58%
Patrick Decostre	249,274,959	97.75%	5,731,939	2.25%
Elise Eberwein	247,889,860	97.21%	7,116,843	2.79%
Ian L. Edwards	252,407,524	98.98%	2,599,373	1.02%
Marianne Harrison	248,583,596	97.48%	6,423,101	2.52%
Peter Lee	250,510,158	98.24%	4,496,546	1.76%
Katherine A. Lehman	249,799,390	97.96%	5,207,310	2.04%
Mary Lou Maher	252,146,222	98.88%	2,860,482	1.12%
Bruce Ross	254,049,872	99.62%	956,826	0.38%
Calin Rovinescu	241,602,337	94.74%	13,404,561	5.26%
Patrick M. Shanahan	252,121,674	98.87%	2,884,430	1.13%
Louis Têtu	230,603,184	90.43%	24,403,713	9.57%

CAE is pleased to welcome Bruce Ross to its Board of Directors. Mr. Ross is Group Head of Artificial Intelligence and a member of the Group Executive at Royal Bank of Canada, and brings more than 30 years of global technology and business leadership experience to the Board. He previously served as RBC's Group Head, Technology & Operations and held several senior leadership roles at IBM, including President of IBM Canada.

Final results on all matters voted on at the Annual Meeting are filed concurrently with the securities regulators.

About CAE At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we're everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness - today and tomorrow. Follow us on: LinkedIn | Facebook | Instagram | YouTube CAE Contacts: Media Relations: Samantha Golinski, Senior Vice President, Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relations: Andrew Arnovitz, Chief Strategy Officer +1-514-734-5760, andrew.arnovitz@cae.com